                                                                     EXHIBIT 6.3


           WEBSITE SALE AND INTERNET CASINO ACCESS LICENSE AGREEMENT

                                WEBSITE SALE AND
                    INTERNET CASINO ACCESS LICENSE AGREEMENT


This Website Sale and Internet Casino License Agreement ("Agreement") is entered into as of this 4th day of June in the year of 1999, by and between Omicron Technologies, Inc., a USA Corporation (the "Licensee") and GLOBAL INTERACTIVE, LTD., a Nevis corporation (the "Licensor").

                                    RECITALS

A. Licensor provides licensees with access through gateway routing pages on the World Wide Web to an Internet casino website.

B. Licensor wishes to sell to Licensee a single Internet casino website gateway which will direct Internet gamers entering through such gateway to the Casino and license to Licensee the right to process Licensee's gateway website customers activities through the Casino.

C. Licensee wishes to purchase from Licensor a single Internet casino website gateway which will direct Internet gamers entering through such gateway to the Casino and license from Licensor the right to process Licensee's gateway website customers activities through the Casino.

                                   AGREEMENT

In consideration of the foregoing and following terms, covenants, promises, premises and conditions, and for other good and valuable consideration, the sufficiency, adequacy and receipt of which are hereby acknowledged, the parties hereby agree as follows:

1. Sale and License. Licensor hereby sells to Licensee the HTML source code to an Internet website which points and routes persons "hitting" such website through to the Casino. Such website is described in Exhibit B attached hereto and incorporated herein by this reference. Further, Licensor hereby licenses to Licensee the right to point and route customers of Licensee accessing Licensee's website to the Casino, and the right to have Licensor process such customers' transactions on the Casino, pursuant to the terms of this Agreement and the Exhibits hereto.

2. Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

     a. Casino. "Casino" shall mean the Internet casino web site to which Licensee's gateway website will point and shall include the Internet Casino games as chosen by Licensor.

     b. Net Monthly Revenue. "Net Monthly Revenue" shall mean, for any given calendar month, the total amount lost in the Casino by Licensee's customers, less winnings by Licensee's customers.

     c. Hardware. "Hardware" shall mean all the necessary computers, routers, cabling, monitors, hard drives, back-up systems, and other equipment, as determined by Licensor in its absolute discretion, that may be required in order to properly store, distribute and run the Casino.

     d. Downloadable Software. "Downloadable Software" shall mean the portion of the Casino software that must be resident on a customer's computer in order for the customer to access and play the Casino games. Licensee shall also have access to sportsbook version of software, adult version of software and JAVA games.


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


     e. Master CD. "Master CD" shall mean a compact disc containing a version of the Downloadable Software.

     f. Customer Information. "Customer Information" shall mean all data collected and stored on Licensee's Customers, including, without limitation, name, address, phone and fax number, e-mail address, amounts wagered and frequency of wagering.

     g. Confidential Information. "Confidential Information" shall mean material in the possession of Licensor or its agents which is not generally available to or used by others or the utility or value of which is not generally known or recognized as a standard practice, whether or not the underlying details are in the public domain.

     h. Customers. "Customers" shall mean any Casino visitor that conducts any financial transaction within the casino.

3.   Indemnification.

     a. Limitation on Indemnification. Except as otherwise provided herein, Licensee acknowledges and agrees that neither Licensor nor its agents, nor any of their respective members, shareholders, directors, officers, employees or representatives (collectively the "Licensor Parties") will be liable to the Licensee or any of the Licensee's customers for any special, indirect, consequential, punitive or exemplary damages, or damages for lost profits or savings, in connection with this Agreement, its performance or breach. If despite the foregoing limitations, any of the Licensor Parties should become liable to Licensee or any other person (a "Claimant"), the maximum aggregate liability of the Licensor Parties shall be limited to the lesser of the actual amount of loss or damage suffered by Claimant or the sum of Licensee's fees payable by the Licensee to Licensor within the 6 months prior to the loss.

     b. Activities of Licensee. Licensee shall indemnify, defend and hold harmless, Licensor and its agents and all Licensor Parties (the "Indemnified Parties") from and against all damages, losses, costs and expenses (including actual legal fees and costs), fines and liabilities incurred by or awarded against any of the Indemnified Parties in connection with Licensee's activities under this Agreement, including, without limitation, claims brought by a person using or relying on any advice given or publication produced and distributed by Licensee.

4.   Disruptions.

     a. Temporary Disruptions. Licensee acknowledges that from time to time, as a result of Hardware failure, supplier failures, or acts of God, the services provided under this Agreement may be temporarily disrupted. Licensee acknowledges and agrees that neither Licensor, its agents nor any Licensor Parties will be liable to Licensee or any of Licensee's customers for any special, indirect, consequential, punitive or exemplary damages, or damages for loss of profits or savings, in connection with these temporary disruptions. If services are temporarily disrupted for a period of 72 consecutive hours or more, the fees covered in sections shall be 7(b) and 9(c) shall be reduced on a pro rata basis.

     b. Government Issues. Licensor shall not be held liable for any damages of any kind which result from government legislation or policy.

5.   Conditions of License.

     a. Ownership of Software. All right, title and interest in and to the Casino software, and any copies thereof and all documentation, code and logic, which describes and/or composes such software remains the sole and exclusive property of Licensor or its agents, as the case may be, pursuant to the terms of Licensor's agreement with its agents, if any.

     b. Force Majeur. Except as otherwise specifically provided herein, Licensor and its agents shall not be responsible for failure of performance of this Agreement due to causes beyond their control, including, without limitation, work stoppages, fires, civil unrest, riots, rebellions, acts of God and similar occurrences.

     c. Casino Format. The Casino format shall remain standard as determined in Licensor's sole discretion.

     d. Non-Exclusive Agreement. Licensee acknowledges that this is a non-exclusive agreement and that Licensor will sell World Wide Web routing pages pointing to Licensor's Casino to as many other parties as are willing to enter into a licensing agreement with Licensor.

6.   Term and Termination.

     a. Term. This Agreement shall commence and be deemed effective on the date when fully executed (the "Effective Date"). This Agreement shall remain in effect for a period of 3 years (the "Term") and shall be automatically renewed indefinitely for additional 1 year terms unless the Licensee or Licensor gives written notice of termination of this Agreement to the non-terminating party at least 30 days prior to the end of any then current term.

     b. Failure to Pay Fees. Licensor may terminate this Agreement at any time upon 10 days written notice if Licensee is more than 30 days in arrears in paying any monthly fees or hosting fees due and owing to Licensor after written demand for same.

     c. Bankruptcy. Either party may terminate this Agreement at any time upon 10 days written notice if the other party is subject to a petition in bankruptcy or ceases carrying on business for any reason for a period of 180 days or more.

     d. Termination for Breach. Licensee may terminate this Agreement at any time upon 10 days notice if Licensor is materially in breach of this Agreement for a period of more than 30 days. Licensor shall be allowed to cure the breach during the notice period, thus pre-empting Licensee's ability to terminate the Agreement in accordance with this section.

     e. Termination for Suit. Licensor may terminate this Agreement at any time upon 30 days written notice if Licensor, or any Licensor Parties, becomes the subject of third party civil or criminal litigation as a result of Licensee's operations under this Agreement.

7.   Remuneration.

     a. One Time Fee. Licensee shall pay Licensor a one time, non-refundable fee equal to the amount specified on Exhibit B hereto as the "Initial Fee" in consideration of Licensor's consent to enter into this Agreement.

     b. Monthly Fee. Licensor shall retain a monthly fee based on a percentage of Licensee's Net Monthly, Revenue, and paid in accordance with Exhibit A of this Agreement, or $1,000 US,


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          whichever is greater. These monthly fees shall commence on the first full day of Casino operation. Payments shall be deducted by Licensor from any Net Monthly Revenue otherwise due to Licensee.

     c. Payment Timing. All monthly payments shall be delivered to Licensor no later than 5 days after their due date.

8. Confidentiality. Licensee shall not disclose the Confidential Information of Licensor to any third party without the prior written consent of Licensor, nor shall Licensee disclose the terms or contents of this Agreement to any third party who is not bound to maintain the confidentiality between the parties.

9.   Obligations of Licensor.

     a. Hardware. Licensor shall supply and maintain the Hardware for operation of the Casino at Licensor's expense. Hardware shall not become the property of Licensee.

     b. Office Space. Licensor shall supply the office space required to house the Hardware at Licensor's expense.

     c. Internet Connection and Monthly Hosting Fee. Licensor shall supply an appropriate connection to the Internet with sufficient bandwidth to properly operate the Casino. Licensee shall pay for all bandwidth associated with the operation of the website gateway and the Casino, including the downloading of the Casino software via the Internet. Bandwidth shall be charged to the Licensee at a monthly rate of $550 US for the first 15 gigabytes of data transfer and 10 cents US for each megabyte thereafter. Hosting fees shall commence on the date in which the first wager is accepted and shall be deducted from revenues otherwise owed to Licensee.

     d. No Redundancy. Licensor shall not be required to maintain a redundant site.

     e. Repairs. Licensor shall make all reasonable efforts to repair and correct any problems arising under Licensor's areas of responsibility that may arise from time to time which would cause Licensor to be unable to perform its obligations under this Agreement.

     f. Location of Hardware. Any Hardware processing or accepting wagers shall be located only in places where Internet gaming may be operated legally and which Licensor determines in its sole and absolute discretion.

10.  Operation of Software.

     a. Access to Software. Licensor shall allow Licensee's customers to download directly from the CPU the Downloadable Software necessary for the Licensee's customers to play the games.

     b. Master CD. Licensor shall supply Licensee with a Master CD containing the Downloadable Software.

     c. Additional Languages. As specified in Exhibit B, in addition to the English language, Licensor may provide Licensee with up to seven different language translations for the Casino web page. Licensor shall be required to provide the software in the English language only.

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     d.   Graphics Changes. Notwithstanding anything to the contrary in this section, any changes to the graphics of the routing gateway website requested by the Licensee shall be made only in the absolute discretion of Licensor and charged to Licensee at then prevailing market rates.

     e. URL's. Licensee may operate the gateway website only on a single URL with the name specified as the "Licensee URL Name" in Exhibit B.

     f. Warranty. Licensor warrants that the Pseudo-random numbers used by the software for purposes of choosing game outcomes and shuffling cards are generated in an unbiased manner.

     g. Overall Graphics. Graphics for the main Casino shall be determined by and implemented at the expense of Licensor. Initial graphics for Licensee's gateway website shall be determined by the Licensee at the expense of the Licensor.

11.  Financial Transactions.

     a. Transaction Processing System. Licensor shall provide a transaction processing system that will allow Licensee's customers to deposit funds for use of the Games. Licensee's customers will be able to deposit funds via the Internet through the use of Visa, Mastercard, and any other credit card accepted by Licensor. Other methods of payment, such as wire transfers, money orders, and Western Union may be made available from time to time at Licensor's discretion. Licensee shall pay any transaction fees (merchant account fees, bank fees, wire fees, Western Union fees, express mail, etc.) and credit card chargebacks, which shall be deducted from monthly revenues otherwise owed to Licensee. Licensee shall have no ownership rights to the processing system.

     b. Funds Control. Licensor shall receive deposits of funds to be used by Licensee's customers, directly from Licensee's customers or through Licensor's merchant accounts. Licensee's customers will deposit such funds with Licensor in a bank account to be designated by Licensor. Licensor shall make payments and debits from this account in accordance with Licensee's customers' wins/losses and pay any appropriate revenues to Licensee pursuant to Exhibit A. Payment shall be made to Licensee on the 30th day of each month for any bank deposits received from the Casino's previous month of operation.

12. Technical Support. Licensor shall supply technical support for Licensee's customers. Technical support offered via the telephone shall be in the English language only. Licensor shall determine the number of technical support people and the number of incoming telephone lines for technical support in Licensor's absolute discretion.

13.  Accounting.

     a. Records. Licensor shall maintain records of all transactions and wagers placed in the Casino.

     b. Information Requests. No fees are payable for regular accounting information provided to Licensee for the purpose of calculating Net Monthly Revenue.

     c. Accounting Reports. Licensor shall provide daily accounting reports, as defined by Licensor from time to time. The daily accounting reports shall be delivered by World Wide Web, facsimile or e-mail.


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     d.   Use of Accounting Information. Licensor and its agents shall have the right to use the accounting information for statistical and reporting purposes provided that specific information about the Licensee is not disclosed.

     e. Archive Period. Licensor shall archive and maintain the accounting information for a period of 1 year, after which time accounting information older than 1 year may be destroyed by Licensor without liability to Licensee or Licensee's customers.

14.  Customer Data.

     a. Database. Licensor shall maintain a database containing the Customer Information.

     b. Use of Customer Information. Licensor and its agents shall have the right to utilize the Customer Information for statistical purposes only provided that it does not conflict with Licensee's Casino marketing.

15. The Games. Licensor and its agents shall determine the odds and betting limits for the Casino from time to time in their sole discretion. Further, Licensor shall determine the games available in the Casino from time to time.

16. Marketing. Licensee shall be responsible for all marketing of the services offered through the Casino. Licensee shall spend on a monthly basis, a minimum of 15% of the previous month's Net Monthly Revenue on marketing and promoting the Licensee's gateway website. Licensee agrees not to market with the use of any unsolicited email (spam). Except as specified herein, Licensor is not responsible for tracking or maintaining any records or data with respect to marketing.

17. Distribution of Software. Licensee shall be responsible for distribution of CDs containing the Downloadable Software, and Licensee shall not alter the software contained on the Master CD or copies thereof in any way. Licensee shall ensure that the packaging for the software, as well as any logo printed on the compact disc, shall display all proprietary rights symbols such as copyright and trademarks, as supplied by Licensor in the approximate size and font as supplied to Licensee by Licensor.

18. Regulatory Issues. Licensor shall be solely responsible for determining the jurisdictions in which it chooses to accept and/or to receive wagers. Licensee will not market the software to the citizens of St. Kitts or Nevis, West Indies or any other jurisdiction specified by Licensor.

19. Web Site. Licensor shall construct and maintain the entire website where the Downloadable Software is to be made available to Licensee's customers. Licensor shall pay for the single Uniform Resource Locator ("URL") that is required by Licensee to market the Casino.

20. Arbitration. Any controversy or claim arising out of or relating to this agreement, or breach of this agreement, shall be settled by binding arbitration, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction. There shall be 1 arbitrator, mutually agreeable to the parties, or if the parties cannot agree on an arbitrator, then one shall be appointed by a court of competent jurisdiction. The losing party shall pay all the expenses of the arbitration.

21. No Employment Contract. Except as specifically provided herein, nothing contained in the Agreement shall be construed to constitute either party as a partner, employee, or agent of the other, nor shall either party have any authority to bind the other in any respect, it being intended that each shall remain an independent contractor responsible for its own actions.


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22.  Representation of Understanding. All parties and signatories to this
     Agreement acknowledge and agree that the terms of this Agreement are contractual and not mere recital, and all parties and signatories represent and warrant that they have carefully read this Agreement, have fully reviewed its provisions with their attorneys, know and understand its contents and sign the same as their own free acts and deeds. It is understood and agreed by all parties and signatories to this Agreement that execution of this Agreement may affect rights and liabilities of substantial extent and degree and with the full understanding of that fact, they represent that the covenants provided for in this Agreement are in their respective best interests.

23. Construction. This Agreement was drafted jointly by the parties and their attorneys, and its provisions shall not be construed against either party.

24. Entire Agreement. This Agreement constitutes the entire agreement between the parties and signatories and all prior and contemporaneous conversations, negotiations, possible and alleged agreements, and representations, covenants, and warranties, express or implied, oral or written, with respect to the subject matter hereof, are waived, merged herein and superseded hereby. There are no other agreements, representations, covenants or warranties not set forth herein. The terms of this Agreement may not be contradicted by evidence of any prior or contemporaneous agreement. The parties further intend and agree that this Agreement constitutes the complete and exclusive statement of its terms and that no extrinsic evidence whatsoever may be introduced in any judicial or arbitration proceeding, if any, involving this Agreement. No part of this Agreement may be amended or modified in any way unless such amendment or modification is expressed in a writing signed by all parties to this Agreement.

25. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. When all of the parties and signatories have executed any copy hereof, such execution shall constitute the execution of this Agreement, whereupon it shall become effective.

26. Governing Law. The parties and signatories to this Agreement agree that all questions respecting the execution, construction, interpretation or enforcement of this Agreement, or the rights, obligations and liabilities of the parties and signatories hereto, shall be determined in accordance with the applicable provisions of the laws of the Country of St. Kitts, West Indies.

27. Jurisdictional Consent. The parties hereto expressly and irrevocably consent to the jurisdiction of the courts of the country of St. Kitts, West Indies. Any action brought by or against either party in connection with the performance, termination, or breach of this Agreement shall be brought in courts of the country of St. Kitts, West Indies, and the parties hereby agree that courts of the country of St. Kitts, West Indies shall be a convenient and exclusive forum for the hearing of any such action.

28. Notices. All notices or other documents under this Agreement shall be in writing and delivered personally or mailed by certified mail, postage prepaid, addressed to the party being noticed at its last known address.

29. Non-waiver. The failure of any party to insist upon the prompt and punctual performance of any term or condition in this Agreement, or the failure of any party to exercise any right or remedy under the terms of this Agreement on any one or more occasions shall not constitute a waiver of that or any other term, condition, right, or remedy on that or any subsequent occasion, unless otherwise expressly provided for herein.

30. Headings. Headings in this Agreement are for convenience only and shall not be used to interpret or construe its provisions.


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31.  Binding Effect. The provisions of this Agreement shall be binding upon and inure to the benefit of each of the parties and their respective successors and assigns. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person, partnership, or corporation, other than the parties, their successors and assigns, any benefits, or rights under or by reason of this Agreement, except to the extent of any contrary provision herein contained.

32. Authority. The parties hereto represent and warrant that they possess the full and complete authority to covenant and agree as provided in this Agreement and, if applicable, to release other parties and signatories as provided herein. If any party hereto is a corporation, the signatory for any such corporation represents and warrants that they possess the authority and have been authorized by the corporation to enter into this Agreement.

33. Attorneys Fees. Should it be necessary to institute any action to enforce the terms of this Agreement, the parties hereby agree that the prevailing party in any such action shall be entitled to recover its reasonable attorneys' fees, which shall include all costs of litigation, including, but not limited to court costs, filing fees, and expert witness fees. Further, the attorney fees and costs include the costs for such items for any appeals. This paragraph shall remain separate from any judgment entered to enforce its terms and shall entitle the prevailing party to attorneys fees and costs incurred in connection with post judgment collection and enforcement efforts.

34. Severability. If any provision of this Agreement is held by a court to be unenforceable or invalid for any reason, the remaining provisions of this Agreement shall be unaffected by such holding. If the invalidation of any such provision materially alters the agreement of the parties, then the parties shall immediately adopt new provisions to replace those which were declared invalid.

35.  Time of Essence. Time is of the essence under this Agreement.

36. Exhibits Incorporated by Reference. All exhibits referred to herein are incorporated by reference and are so incorporated for all purposes.

37. Assignment of this Agreement. Either party's interest in this Agreement shall not be sold, assigned, pledged, encumbered, or transferred by that party without the written consent of the other party.

IN WITNESS WHEREOF, the parties and signatories execute this Agreement on the dates indicated.


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GLOBAL INTERACTIVE, LTD.:

Date:  [ILLEGIBLE]                 BY:  /s/ [ILLEGIBLE]
     -------------------              ----------------------------


LICENSEE:

Date:  June 4, 1999                BY: /s/ [ILLEGIBLE]
     -------------------              ----------------------------
                                               (President)

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                                    EXHIBIT A

Licensor shall pay to Licensee the following percentage of the Net Monthly Revenue, minus all applicable fees, on or before the 30th of each month for revenues generated during the previous calendar month. If Licensee decides to enter into multiple agreements with Licensor, all individual Net Monthly Revenues from each agreement shall reflect one accumulative total.

NET MONTHLY REVENUE                  LICENSEE'S PERCENTAGE
-------------------                  ---------------------
> $0.00 to $500,000.00 USD                     65%
> $500,000.00 to $1,000,000.00 USD             70%
> $1,000,000.00 USD or more                    75%


Licensee Initials: /s/ BES
                  --------


                                  Page 10 of 11
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                                    EXHIBIT B

Initial Fee to be paid to Licensor by Licensee upon execution of this Agreement:

$   $50,000      US   $50,000 upon signing of agreement


Casino web page to be translated into the following languages: Spanish, French, Italian, German, Portuguese, Chinese, Japanese.


Licensee URL Name to be used as the URL for Licensee's gateway web page:


-------------------------------------------------------------------------

Licensee Initials: /s/ BES
                  ----------


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